

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   August 3, 2016

<u>Via E-mail</u>
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

> **Re: Fuda Group (USA) Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 25, 2016**
> **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Company Website</u>

1.   We note the disclosure of potential acquisitions on your company website related to gold mining, graphite mining, fluorite mining, and granite/marble mining including company names, reserves, production, and economic values. Considering that you have not entered any agreements to acquire these companies please tell us why this information is included on your company website.

<u>General</u>

2.   Please update your financial statements for the period ending June 30, 2016 in your next amendment.

<u>Risk Factors page 13</u>

3.   We note your response to comment 5 and we reissue the comment. It appears the term possible reserve has not been removed from page 26.

<u>Dilution, page 36</u>

4.   We note your response to prior comment 6 and your revised disclosure. It appears your per share amount is inaccurate based upon the net tangible book value disclosed at March 31, 2016 and shares outstanding. Please revise.

Xiaobin Wu
Fuda Group (USA) Corporation
August 3, 2016
Page 2

The Business, page 42

5.   We note your response to comment 8. It appears you reference 8 parcels of land with
        land use rights and 3 operating mines in your disclosure, however your map indicates 7
        parcels of land and 2 operating mines. Please advise. Additionally revise to include a
        scale to your map.

6.   We note your revised map on page 45. Your disclosure implies that your land use rights
        surround or are adjacent to operating gold mines however it appears from your map that
        there is considerable distance between your land use rights and the operating mines.
        Please advise and, if necessary, revise your disclosure to clarify.

Operations, page 43

7.   Please expand upon the following aspects of the table presented at the bottom of page 43
        in your next amendment:
        • Please explain the disparity in the difference between your purchase and sale prices
          for granite blocks (231%) and granite construction slabs (15%); and
        • Please explain how you were able to sell more tonnage than you purchased for both
          types of granite.

        Additionally, please disclose, within this table, the average purchase price and average
        sales price in U.S. dollars in your next amendment.

Management's Discussion and Analysis, page 66
Discussion of the Years ended December 31, 2015 and 2014, page 72

8.   For your granite stones business, please disclose the following for both fiscal years ended
        2015 and 2014:
        • total tonnage sold;
        • average sales price per tonnage;
        • average purchase price per tonnage; and
        • any other factors, such as shipping costs, included in your cost of sales.

        Based on the table provided on page 43, it appears your gross margin would be at most
        56.8%, which is lower than the 61.6% disclosed in the table. Please advise. This
        comment also applies to your disclosure for the three months ended March 31, 2016 and
        2015.

Discussion of Three months ended March 31, 2016 and 2015, page 73

9.   We note your disclosure to explain why gross margin increased from 35.9% to 79.9% is
        that you "acquired at low cost and sold at high price." Please expand on the specific
        factors that allowed you to do this, including material trends in the granite market that
        enabled this.

December 31, 2015 Financial Statements
4. Security Deposits to Suppliers, page F-13

10.   We note your response to prior comment 20 and your rollforward of this account
        provided as schedule 2. Please address the following:
        •   As previously requested, please provide a rollforward for all periods presented of
            your inventory account. We note the line item in your rollforward "decrease –
            inventory purchase" but are not able to tie these transactions back to the $0 balance at
            December 31, 2015 and $30,982 balance of inventory at March 31, 2016;
        •   Tell us the nature of the transaction "decrease-withdrawal from supplier" and provide
            the journal entry you use to record this transaction; and
        •   Tell us how you arrived at the $881,833 spot rate per the balance sheet at December
            31, 2015 and how this relates to the rollforward amounts provided.

9. Related Party Transactions, page F-14

11.   We note your responses to prior comments 21 through 23 and your revised disclosure.
        Please address the following:
        •   You indicate that the stones that were traded to relieve A/P and were done so at a
            later time than the purchase of the land. Therefore the fair value of the stones was not
            determinable and therefore a gain or loss was not recorded. On page 72 you disclose
            that when the stones were delivered you would decrease inventory and record cost of
            sales. Tell us why you could not deliver the stones at the time of the land exchange if
            the stones were included in inventory. In other words, tell us why you could not
            record the exchange of land for stones at historical cost if these stones were purchased
            and recorded as inventory;
        •   As previously requested, please provide us the journal entries used to record all Land
            that is currently recorded on your balance sheet. These entries should include the
            original purchase of the land, the transfer of stones where inventory is decreased and
            the cost of sales and gain is recorded;
        •   Please provide a rollforward of your inventory line item for all periods presented.
            This rollforward should clearly indicate the transactions related to the barter
            transactions where stones were delivered as consideration for the land;
        •   You state that no gain or loss was to be recorded because these transactions were not
            at arms-length however you have reclassified out of revenue gains on barter
            transactions as a restatement to your financial statements. Tell us how it is
            appropriate to record a gain on these transactions and also tell us the difference
            between the amounts recorded as revenue in your amendment #4 and the gain
            reclassified in the current amendment. For example, in amendment #4 you recorded
            $8,257,534 and $23,100,627 as barter revenue for the years ending December 31,
            2015 and 2014, respectively but reclassified as a gain from barter transactions in your
            recent amendment #5 $7,631,963 and $15,850,360 for the years ending December 31,
            2015 and 2014 respectively;
        •   Your response did not address how your accounting complies with GAAP,
            specifically ASC 845 or ASC 850. In this regard, it is unclear why any gain is being

recorded when the stones are delivered. As a transaction with a related party, we would assume no gain would be recognized when using the carrying value of the amount of the stones. To the extent this is an exchange, tell us whether or not these transactions are in the normal course of business and if they have commercial substance as defined in ASC 845-10-30-4.

March 31, 2016 Financial Statements
Statements of Cash Flows, page F-25

12.   As previously requested, please revise so that the March 31, 2015 cash flows from operating activities foots properly.

Closing

        You may contact Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202- 551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Via E-mail
        Anthony Patel, Esq.
        Cassidy & Associates